1585 Broadway New York, NY 10036-8299 Telephone 212.969.3000 Fax 212.969.2900	BOCA RATON BOSTON LONDON LOS ANGELES NEW ORLEANS NEWARK PARIS SÃO PAULO WASHINGTON
Julie Allen Member of the Firm Direct Dial 212.969.3155 jallen@proskauer.com

April 13, 2010

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

Thomas Kluck, Esq.
Branch Chief
United States Securities and Exchange Commission
Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-1004

Re:	Icahn Enterprises L.P.
Registration Statement on Form S-3
File No. 333-158705
Filed on April 22, 2009

Dear Mr. Kluck:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form S-3 (File No. 333-158705) (the “S-3 Registration Statement”) of Icahn Enterprises L.P., a Delaware limited partnership (the “Company”), in your letter dated May 13, 2009 (the “Comment Letter”).

We are writing to respond to the comments contained in the Comment Letter and to indicate the changes that are being made in Amendment No. 1 to the S-3 Registration Statement (the “Amendment”) that will be filed with the Commission on today’s date.

For your convenience, your comments are set forth in this letter, followed by our responses.

Thomas Kluck, Esq.	April 13, 2010
United States Securities and	Page 2 of 5
Exchange Commission

Registration Statement on Form S-3

General

1.
We are reviewing your Form 10-K for the fiscal year ended December 31, 2008, and have issued comments in connection with that review.  In conjunction with that review, we will be reviewing your Form S-3, which incorporates your Form 10-K by reference.  Please confirm that you will amend the Form S-3 as appropriate to reflect your responses to any comments we may issue on the Form 10-K.  In addition, please note that we will not be in a position to declare your registration statement effective until we have resolved all comments on the Form 10-K.

We received the Commission’s letter dated April 28, 2009 (the “SEC Initial 2008 10-K Comment Letter”) with respect to certain comments of the Commission relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (“2008 Form 10-K).  On May 13, 2009, the Company responded to the SEC Initial 10-K Comment Letter.  Subsequently, the following correspondence resulted between the SEC and the Company:  (i) SEC letter dated June 23, 2009, Company letter dated July 13, 2009, SEC letter dated September 2, 2009 and Company letter dated September 17, 2009.  On August 4, 2009, the Company filed Amendment No. 1 to the 2008 Form 10-K on Form 10-K/A at the request of the SEC.  On September 21, 2009, the Commission notified us that it had completed its review of Form 10-K and had no further comments.

The SEC and Company correspondence addressed issues related to the (i) Selected Financial Data, (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations and (iii) financial statements and supplementary data provided in the 10-K.  The S-3 Registration Statement, as amended, incorporates all of these items by reference to its filings with the SEC, including itsAnnual Report on Form 10-K.

2.
We note that exhibit 25.1 indicates that the Statement of Eligibility of the Trustee will be filed by amendment or as an exhibit to a report.  Please be aware that companies relying upon Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis must separately file the Form T-1 under the electronic form type “305B2.”  In this situation, companies should not file the Form T-1 in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement.  Please refer to Section 220.01 under the 1939 Act – General Guidance, which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainerp.htm and revise your exhibit index accordingly.

The Company is filing a Form T-1, Statement of Eligibility of Trustee, of Wilmington Trust Company, as Exhibit 25.1 to the pre-effective Amendment that will be filed with the Commission on today’s date in lieu of designating a trustee on a delayed basis.  The exhibit index in the Amendment has been revised accordingly.

Thomas Kluck, Esq.	April 13, 2010
United States Securities and	Page 3 of 5
Exchange Commission

3.	We note that exhibit 8.1 representing the tax opinion has not been filed. Please file the tax opinion with your next amendment prior to effectiveness.

The exhibit index in the Amendment is being revised to eliminate reference to a tax opinion of counsel being filed as Exhibit 8 thereto.  Pursuant to Item 601(8) of Regulation S-K, such exhibit need only be filed in an applicable registration statement where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing, which does not apply to the S-3 Registration Statement at this time.  As stated in the S-3 Registration Statement, the Company will provide any appropriate U.S. federal income tax consequences unique to a particular series of preferred units, debt securities or warrants in an accompanying prospectus supplement in which any or all of these securities are being offered.  In such instance, an applicable tax opinion of counsel will be filed by amendment or to a report pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act.

4.
We note the subsection captioned “conversion rights” on page 21.  If the debt securities are to be issued by Icahn Enterprises Finance Corp., it would appear that such securities could not be convertible pursuant to General Instruction I.C.3 of Form S-3.  Please revise to clarify your reference to convertible securities.

With respect to any debt securities to be issued by Icahn Enterprises Finance Corp. (“Icahn Enterprises Finance”), the Amendment will clearly distinguish that Icahn Enterprises Finance will be an issuer solely of nonconvertible debt securities.  Specially, (i) the “Calculation of Registration Fee” (and corresponding Footnote 5) will be revised to note the “Guarantees of Non-Convertible Securities”; (ii) on page 2, under “Our Company,” the Amendment will state that Icahn Enterprises Finance will serve solely as a co-issuer of non-convertible debt; and (iii) on page 21, under “Conversion Rights,” the Amendment will state that any convertible debt securities that may be offered shall be issued solely by Icahn Enterprises and not by Icahn Enterprises Finance, and that the prospectus supplement relating to the series of such convertible debt securities will contain such provision.

5.
We note that Icahn Enterprises Finance Corp. is able to issue notes that will be guaranteed by Icahn Enterprises L.P.  Please revise your prospectus to include the guarantees and clarify whether they are full and unconditional.

Pursuant to the Amendment, the prospectus will be revised to include the “Guarantees of Non-Convertible Debt Securities of Icahn Enterprises Finance Corp. by Icahn Enterprises” on its cover page.  In addition, on page 15, under “Description of Debt Securities,” the first paragraph will state that any series of non-convertible debt securities issued by Icahn Enterprises Finance (either as a co-issuer with Icahn Enterprises or as sole issuer) will be guaranteed by its parent, Icahn Enterprises, and that such guarantees will be full and unconditional, as defined in Rule 3-10 of Regulation S-X, of the payment obligations on the securities being registered.

Thomas Kluck, Esq.	April 13, 2010
United States Securities and	Page 4 of 5
Exchange Commission

In connection with responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thomas Kluck, Esq.	April 13, 2010
United States Securities and	Page 5 of 5
Exchange Commission

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Julie M. Allen

Enclosures

cc:	Keith A. Meister (Icahn Enterprises L.P.)